Laidlaw and Company (UK) Ltd.

521 5th Avenue, 12th Floor
New York, NY 10175

August 8, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nasus Pharma Ltd.
Registration Statement on Form F-1, as amended
File No. 333-288582

Acceleration Request

Requested Date:	Monday, August 11, 2025
Requested Time:	5:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Laidlaw and Company (UK) Ltd., as representative of the underwriters of the offering, hereby joins the request of Nasus Pharma Ltd., that the effective date of the above-referenced Registration Statement on Form F-1, as amended, be accelerated so that it may become effective at 5:00 p.m., Eastern Time, on Monday, August 11, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

LAIDLAW AND COMPANY (UK) LTD.

Very truly yours,

By:	/s/ Luke Kottke
Name:	Luke Kottke
Title:	Head of Capital Markets